Exhibit 99.1

Dominion Diamond Corporation Announces Sable Project Pre-Feasibility Study Results

  10.1 million carats in Probable Mineral Reserves
  Post-tax IRR of 16.2%

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--February 22, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) is pleased to announce positive results of a pre-feasibility study (“Sable PFS”) of the Sable kimberlite pipe deposit located within the Core Zone Joint Venture property in Canada’s Northwest Territories, in which the Company holds an 88.9% interest. The pre-feasibility study updates certain key economic and technical assumptions regarding the Sable Project from the preliminary economic assessment (“PEA”) disclosed in September 2015.

The Sable PFS evaluated the development of the Sable pipe as an incremental development opportunity of the Jay Project, and the NPV calculation for the Sable Project represents the Company’s share of the incremental NPV. This analysis includes the positive cash flow effects of the Sable Project, while also factoring in a deferral of Jay ore processing and additional years of fixed operating costs. Incorporating production from Sable into the Jay Project will keep the existing Ekati process plant at its full capacity until 2033 (with Sable processing ending in 2027). Sable’s higher value ore will allow for optimal mine sequencing and operational flexibility to maximize the value of the Ekati operation.

The Sable pipe is located beneath Sable Lake, 17 kilometres north-northwest of the existing Ekati mine infrastructure, and is fully permitted under existing Land Use Permits, a Water License, and a Fisheries Act Authorization.

Dominion compiled and prepared the Sable PFS with the assistance of its consultant Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd. Kleingeld, Young and Partners (“KYP”) provided diamond revenue estimates at 1.0 mm and 0.5 mm slot screen bottom cut-offs.

The key financial and project highlights of the Sable PFS are as follows:

Key Financial and Project Highlights
Mined Waste	103.0 million tonnes
Mined Kimberlite	12.0 million tonnes
Strip Ratio	8.6
Recovered Carats	10.1 million carats
Recovered Grade	0.8 carats per tonne[3]
Diamond Recovery	94%
Initial Development Capital	US$142 million[1]
Pre-Stripping Capital	US$85 million[1]
Sustaining Capital	US$19 million[1]
Base Case Diamond Price	US$140 per carat[4]
Post-tax NPV (incremental)	US$137 million[5]
Real Discount Rate	7%
Mine Operational Life	10 years
Post-tax IRR	16.2%[5]

Note: All US$ figures refer to unescalated 2015 United States dollars and, except for NPV and IRR, are on a 100% basis. All tonne totals refer to dry metric tonnes.

1. This estimate is at an assumed exchange rate of 1.33 CA$/US$ in calendar 2015 and thereafter. Initial development capital includes a US$20 million contingency. The Sable PEA assumed an exchange rate of 1.25 CA$/US$.
2. Using the average prices from the Company’s November 2015 diamond sales, diamond valuation data from the 1996 and 2015 drilling program parcels, and consideration of characteristics of existing production sources on the Ekati property, KYP has modeled the diamond price for Sable to be approximately US$150 per carat (in 2015 USD) at a 1 mm slot screen cut-off.
3. The recovered grade is at 1.0 mm cut-off with the contribution of additional carats after commissioning of a Fine Dense Media Separator (“Fine DMS”) unit in the Ekati processing plant.
4. Inclusion of the modeled incremental recovery of small diamonds after commissioning of the Fine DMS unit in the Ekati processing plant results in an overall average diamond price of approximately US$140 per carat (in 2015 USD). Price forecasts for the Sable PFS are inclusive of a real 2.5% annual escalation from the November 2015 price over the life of the mine. The 2.5% escalation price forecast is based on the Company’s analysis of long term supply-demand balance in the diamond market. A range of 0% to 3.5% real diamond price growth could move the post-tax NPV down to US$37 million or up to US$185 million.
5. Company’s share of NPV and the project IRR, after taxes/royalties and unleveraged. Taxes are calculated on a stand-alone basis. Key applicable taxes assumed include a 13% Northwest Territories royalty rate and 26.5% statutory income tax rate. In January 2015, the Company announced the results of a pre-feasibility study on the Jay kimberlite pipe (“Jay PFS”) and reported a Mineral Reserve and Mineral Resource estimate for the Jay Project. The Jay PFS evaluated the development of the Jay Project as a stand-alone open pit operation.

Diamond Price Assumptions

The base case diamond price has been revised downward from approximately US$190 per carat (in 2015 USD) in the Sable PEA to approximately US$140 per carat (in 2015 USD) in the Sable PFS. This is the result of the following factors:

  The Company completed a re-evaluation of the modelled price per size category and size frequency distributions used in the Sable PEA, and KYP revised their price estimation approach;
  The Sable PEA used the average prices from the Company’s June 2015 diamond sales, and diamond prices have weakened since then; and
  The Sable PFS includes additional diamond recovery in the lower value smaller size categories as a result of the Company’s previously announced commissioning of the Fine DMS unit in the Ekati processing plant. The additional recovery from the Fine DMS has resulted in an increase in recovered carats from the processing of the same tonnage of kimberlite.

Capex Assumptions

The Sable Project will require construction of an access road, site infrastructure, and sedimentation pond allowing Sable Lake to be dewatered ahead of the start of pre-stripping operations. The following chart sets out the estimated capital expenditures for the Sable Project by fiscal year:

Fiscal Year	2017	2018	2019
Development Capital (in Millions of US$)	55	72	15

The primary capital development costs are expected to be the construction of the haulage road, rock dikes and site infrastructure, and the procurement of the mining equipment fleet. Pre-stripping capex, estimated at US$85 million, is excluded from the table above and is expected to occur primarily in Fiscal Year 2019.

Production Assumptions

The Sable PFS is based on the following production assumptions:

Fiscal year	2019	2020	2021	2022	2023	2024	2025	2026	2027
Tonnes Processed (millions)	0.06	1.3	1.5	1.2	1.7	1.2	2.1	1.8	1.0
Grade (carats per tonne)	0.6	0.7	0.7	0.9	0.9	1.0	0.9	0.8	0.8
Carats recovered (millions)	0.04	0.9	1.1	1.1	1.5	1.2	1.9	1.5	0.8

Mineral Resource and Mineral Reserve Estimate

Dominion is also pleased to report an updated Mineral Resource estimate and a Mineral Reserve for the Sable pipe. The table below summarizes the Mineral Resources and Mineral Reserves expressed in millions of tonnes, carats per tonne and millions of carats.

Sable Mineral Resources at Ekati Diamond Mine (100% basis)

Kimberlite pipes			MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
Zone location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Sable	Core	OP	-	-	-	15.4	0.9	14.0	0.3	0.9	0.3

Sable Mineral Reserves at Ekati Diamond Mine (100% basis)

Kimberlite pipes			PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
Zone location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Sable	Core	OP	-	-	-	12.0	0.8	10.1	12.0	0.8	10.1

Notes:

1. Mineral Reserves and Mineral Resources have an effective date of 31 January 2016. The Mineral Reserves and Mineral Resources were prepared under the supervision of Mr. Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101.
2. Mineral Reserves and Mineral Resources are reported on a 100% basis. Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. Mineral Reserves and Mineral Resources are reported in accordance with CIM Definition Standards.
4. Dominion is operator and has an 88.9% participating interest in the Core Zone Joint Venture area.
5. The reference point for the definition of Mineral Reserves is at the point of delivery to the process plant.
6. Mineral Resources are reported at +0.5 mm cut-off (based upon diamonds that would be recovered by the Ekati bulk sample plant using 0.5 mm width slot de-grit screens).
7. Mineral Reserves are reported at +1.0 mm cut-off (based upon diamonds that would be recovered by the Ekati bulk sample plant utilizing 1.0 mm slot de-grit screens and equivalent to the current Ekati Process Plant recovery and inclusive of the Fine DMS circuit). Overall estimated Process Plant diamond recovery relative to resource grade is 94%.
8. Mineral Reserves will be mined using open pit methods. The Sable Mineral Reserve estimate assumes an overall dilution of 2% and mining recovery of 98% of diluted material.
9. Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
10. Tables may not sum as totals have been rounded in accordance with reporting guidelines.

Next steps
The Company has entered into contracts for substantially the entire Fiscal Year 2017 construction program, which is focused on the establishment of an all season access road to the Project area. Construction of the rock dams and site infrastructure is expected to take place in FY18, dewatering and pre-stripping in FY19, and mining and processing of kimberlite by late FY19. The Company plans to re-evaluate and further optimize the Sable mining and processing schedule based on the results of the Jay Feasibility Study, which is currently underway. The Company does not plan on completing a stand-alone Feasibility Study for the Sable Project.

Qualified Person
The scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. For further details and information concerning the Company’s mineral reserves and resources at the Ekati Diamond Mine, please refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2015, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about estimated mine life and other development plans regarding mining activities at the Ekati Diamond Mine, estimated economics of the Sable pipe, estimated mineral reserves and mineral resources, projected capital costs, future diamond prices, future exchange rates and potential synergies with the Jay Project constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Sable pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca